SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

Report of Foreign Issuer

FOR PERIOD ENDED                                                  November 13, 2002

COMMISSION FILE NUMBER:                                    01-31380

FOXPOINT RESOURCES LTD.

(Translation of registrant's name into English)

Suite 300, 570 Granville Street

Vancouver, British Columbia

Canada, V6C 3P1

_________________________________________

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ______X______                            Form 40-F  ______________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____________                                                                   No ___X________

If “Yes” is marked indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - ..

     P.O. Box 370 KIRKLAND LAKE, ON, P2N 3J7

Telephone: (705) 567-5208 / Facsimile: (705) 568-6444

www.foxpointresources.com

November 13, 2002                                                                                                                            Symbol: TSX-V: FPR

NEWS RELEASE

FOXPOINT PROVIDES SIX MONTH UPDATE

Name Change: Further to its news release dated October 25th, Foxpoint Resources Ltd. is pleased to announce that effective October 25th its new name, Kirkland Lake Gold Inc., was officially registered with the Corporations Directorate of the Federal Government. The new stock symbol for the Company will be “KGI” and stock exchange trading in the Company’s new name is expected to begin as early as next week.

Production: Following commencement of surface mining and milling operations on May 14, 2002 through the end of its fiscal quarter on October 31st, the Company produced 20,500 ounces of gold. Processed during the first half of its fiscal year were 123,709 tons of tailings and 45,555 tons of surface rock. The tailings and surface rock were processed through the Macassa Mill and were taken principally from the Lake Shore and Teck-Hughes Properties. During this time the Lake Shore ramp was reopened and both surface and underground (from the ramp) drilling has taken place. Results have been included in prior news releases and in this release.

The Company is currently installing the services required to commence underground development and production on the uppermost levels (3835-foot and 4250-foot) and the pumping campaign to de-water the mine will continue down to the 5700-foot level. There are a total of 17 stopes in this initial production horizon, all of which are open to expansion in at least one direction. Total reserves and resources (all categories) above the 4250-foot level, not including the results of drilling undertaken by the Company this year, are 190,121 tons at .47 ounces of gold per ton, as previously defined and estimated by Kinross Gold Corporation, the previous owner.

Exploration:

38 Level Drill Results

Drilling underground has taken place on the 38 level at Macassa. The drilling has returned significant intersections above this level on two parallel veins. Previously-reported results include 1.00 ounces per ton (cut-1.57 uncut) over 14.5’ (6.6’TW ) in hole 38-104, 0.32 ounces per ton over 32.3’ (13.9’TW) in hole 38-106, and 1.69 ounces per ton over 6.2’ (3.8’TW ) in hole 38-103. The current drilling is taking place on 30’-100’ centres to better define the zones. The mineralization is open above for 3,500 feet. Definition drilling aimed at expanding stopes 3826 and 3829 to date has been largely successful with most holes intersecting strong quartz zones. Several holes are awaiting results.

The following table summarizes the new drill results.

				HOLE		ASSAY
DRILL	VEIN	FROM	TO	DIP	AZIMUTH	(oz. per ton/feet)
HOLE		(feet)	(feet)	(degrees)	(degrees)	(T.W. = true width in feet)
No.

38-91	NEW ZONE	1166.6	1174.5	+39	36	0.45/7.9’=1.5’TW

38-111	’04 BREAK	119.6	124.0	+13	207	1.58/4.4’=4.1’TW

38-112	’04 BREAK	124.1	132.0	+13	199	1.44/7.9’=7.7’TW

38-117	SOUTH ZONE	569.2	582.6	+16	23	0.81/13.4’(CUT, 0.91/13.4’UNCUT)
						=7.1’TW

	INCLUDING	578.3	579.3	+16	23	4.86/1.0’=0.5’TW

	OR	569.2	586.1	+16	23	0.73/16.9’(CUT, 0.81/16.9’UNCUT)
						=9.0’TW

	NEW ZONE	611.9	624.1	+17	24	0.10/12.2’=6.5’TW

	NEW ZONE	630.0	633.0	+17	24	4.00/3.0’=1.6’TW

	’04 BREAK	645.7	650.3	+17	25	0.16/4.6’=2.4’TW

38-118	SOUTH ZONE	642.4	650.9	+19.5	28	0.25/8.5’=3.5’TW

	’04 BREAK	750.0	752.0	+21.5	31	0.91/2.0’=0.8’TW

T.W.= True Width V.G.=Visible Gold CUT= cut to 3.50 oz./ton

Other Intersections of Interest

Drilling in the vicinity of the existing ramp at Lake Shore, and Wright-Hargreaves, has returned ore-grade intersections on various structures. All drilling is roughly on 50 foot centres.

The following table summarizes the new drill results.

				HOLE		ASSAY
DRILL	VEIN	FROM	TO	DIP	AZIMUTH	(oz. per ton/feet)
HOLE		(feet)	(feet)	(degrees)	(degrees)	(T.W. = true width in feet)
No.

02-307	MUD BREAK	218.0	222.2	+17	351	1.12/4.2’=3.1’TW

02-304	NEW VEIN	154.3	155.8	+14	1	0.65/1.5’=1.1’TW

02-266A	SOUTH VEIN SPLAY	51.9	57.0	-47	161	0.43/5.1’=1.8’TW

02-300	NEW VEIN	95.5	97.5	+12	351	7.03/2.0’=1.8’TW

02-266	SOUTH VEIN SPLAY	49.1	52.9	-47	161	19.63/3.8’=1.4’TW

02-303	NEW VEIN	111.0	112.2	+13	357	0.73/1.2’=0.9’TW

02-309	NEW VEIN	29.0	31.6	-78.5	341	0.97/2.6’=1.8’TW

	309 VEIN	275.2	280.5	-78.5	341	0.31/5.3’=3.2’TW

02-246	309 VEIN	184.1	194.5	-73	341	0.40/10.4’=7.0’TW

	INCLUDING	192.8	194.5	-73	341	1.68/1.7’=1.1’TW

02-255	SOUTH VEIN	54.2	63.9	-36	148	0.41/9.7’=7.8’TW

DRILL HOLE No.	VEIN	FROM (feet)	TO (feet)	HOLE DIP (degrees)	AZIMUTH (degrees)	ASSAY (oz. per ton/feet) (T.W. = true width in feet)
	ANGEL VEIN	162.3	163.3	-36	148	6.56/1.0'=0.7'TW

T.W.= True Width V.G.=Visible Gold CUT= cut to 3.50 oz./ton

The results of the Company’s surface diamond drilling program have been reviewed, verified (including sampling, analytical and test data) and compiled by the Company's geological staff (which includes a ‘qualified person’ for the purpose of NI 43-101,

Standards of Disclosure for Mineral Projects).

“In the next six months we will re-establish owl cost underground gold production and build upon the excellent exploration results we have received up-plunge in Shaft #3 at the Macassa Mine” said Brian Hinchcliffe, the Company’s President. “At the same time, we will be dedicating exploration activity to the larger goal of establishing a new camp length break across all five historical gold properties.”

The Company has implemented a quality control program to ensure sampling and analysis of all exploration work is conducted in accordance with the best possible practices. The drill core is sawn in half with half of the core samples shipped to the Swastika Laboratories in Swastika, Ontario for analysis. The other half of the core is retained for future assay verification. Gold analysis is conducted by fire assay using atomic absorption or gravimetric finish. The laboratory re-assays at least 10% of all samples and additional checks may be run on anomalous values.

The Company’s Kirkland Lake properties are the subject of a report prepared by Roland H. Ridler, B.A.Sc.(hons.), M.A.Sc., Ph.D.(Econ.Geol.), P.D., entitled Kirkland Lake Mineral Properties (Macassa Mine, Kirkland Lake Gold, Teck-Hughes, Lake Shore, Wright-Hargreaves dated November 30, 2001. A copy of the report has been filed on SEDAR (www.sedar.com) with the Company’s Annual Information Form dated November 30, 2001.

For further information, please contact:

Brian A. Hinchcliffe                    (705) 567-5208

     The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FOXPOINT RESOURCES LTD.

                                                                                                                                                                   (the Registrant)

Date: November 13, 2002                                                                                                                By: _______________________

                                                                                                                           Signature

                                                                                                                                                                    Sandra Lee, Secretary

                                                                                                                                                                     Name*              Title

*Print name and title under the signature of the signing officer

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Document Required to be Furnished

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer

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The information required to be furnished pursuant to (i),(ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to securityholders.

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